

July 28, 2010

By U.S. Mail and Facsimile to: (864) 342-5695

J. Patrick O'Shaughnessy
Executive Vice President and Chief Financial Officer
Advance America, Cash Advance Centers, Inc.
135 North Church Street
Spartanburg, South Carolina 29306

  Re: Advance America, Cash Advance Centers, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 8, 2010
     File No. 001-32363

Dear Mr. O'Shaughnessy:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 16. Transactions with Variable Interest Entities, page 112

1. Considering you were the primary beneficiary of the original 2007 CSO agreement/VIE please tell us how you determined you were not the primary beneficiary of the new CSO agreement/VIE you entered into during the fourth quarter of 2007 given the agreement has substantially similar terms and conditions. Also, please tell us what provisions of ASC 815-10 you used to determine the new CSO agreement/VIE did not need to be consolidated.

Controls and Procedures, page 115

2.   It does not appear that you have included any disclosure pursuant to Item 308(c) of Regulation S-K. Please tell us if there was any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also confirm that you will include disclosure that is responsive to this item in future filings.

Executive Compensation, page 118

General

3.   It does not appear that you have included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Summary Compensation Table, page 26 of Definitive Proxy Statement on Schedule 14A

4.   Please tell us why you have not included any disclosure regarding your three most highly compensated executive officers other than the principal executive officer and principal financial officer who were serving as executive officers at the end of the last completed fiscal year. To the extent you have determined that the company does not have any other executive officers, please provide us the basis for this determination. Refer to Exchange Act Rule 3b-7.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder at (202) 551-3294 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief